UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCWEN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675746309

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	NAMES OF REPORTING PERSONS Roberto Marco Sella

This Schedule 13G/A is being filed to amend the Address of the Principal Business Office or, if none, residence set forth in Item 2(b) which is hereby deleted and replaced in its entirety with the following:

(b)	Address of the Principal Business Office or, if none, residence: 2400 Market Street, Suite 302 Philadelphia, PA 19103

There have been no other changes to the Schedule 13G dated March 20, 2019 filed by the Reporting Person other than the number of shares of Common Stock issued and outstanding.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/6/2020
Date

/s/ Roberto Marco Sella
Roberto Marco Sella